Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by DBJ in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 117.73 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on October 31, 2006, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$0
Fiscal Agent’s fee, including printing and engraving Bonds	6,795
Printing expenses	31,235
Legal fees and expenses	168,705
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	13,155

Total	$219,890